UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2009
Commission File Number: 001-12970
Goldcorp Inc.
(Translation of registrant’s name into English)
Suite 3400 — 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
            Form 20-F      ☐                 Form 40-F       ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
            Yes                 ☐                 No       ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
Date: August 10, 2009	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Vice President, Regulatory Affairs and Corporate Secretary

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ACQUIRES INVESTMENT IN OSISKO
Vancouver, British Columbia, August 10, 2009 – Goldcorp Inc. (NYSE: GG; TSX: G) announced today that it has acquired 8,462,500 common shares of Osisko Mining Corporation (“Osisko”) and 4,271,500 common share purchase warrants of Osisko on the TSX. Each warrant is exercisable for one common share of Osisko for $5.45 per share until November 17, 2009.
The securities acquired represent approximately 3.2%, of the outstanding common shares of Osisko before giving effect to the exercise of the warrants and approximately 4.8% of the outstanding shares of Osisko after giving effect to the exercise of the warrants acquired by Goldcorp (but before the exercise of any other warrants or convertible securities of Osisko). After giving effect to the transaction, Goldcorp beneficially owns or exercises control or direction over 33,842,500 common shares (approximately 12.9% of the outstanding common shares) and 4,271,500 warrants. Goldcorp has acquired the common shares and warrants of Osisko for investment purposes. Goldcorp has no present intention to increase its holdings in Osisko although it will evaluate the investment in Osisko and whether to increase or decrease its shareholdings in response to market conditions, the business and prospects of Osisko and other factors.
A copy of the early warning report to be filed in connection with this transaction may be obtained from Jeff Wilhoit, Vice President, Investor Relations of Goldcorp at (604) 696-3000.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to Goldcorp’s intention to with respect to its shareholdings in Osisko. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
For further information, please contact:
Jeff Wilhoit
VP, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

EARLY WARNING REPORT FILED PURSUANT TO
PART 3 OF NATIONAL INSTRUMENT 62-103
A.	The name and address of the Offeror:

Goldcorp Inc. Suite 3400-666 Burrard Street Vancouver, British Columbia V6C 2X8

B.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class or securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On August 10, 2009 Goldcorp Inc. (“Goldcorp”) acquired 8,462,500 common shares of Osisko Mining Corporation (“Osisko”) and 4,271,500 common share purchase warrants of Osisko on the TSX (the “Transaction”). Each warrant is exercisable for one common share of Osisko for $5.45 per share until November 17, 2009.

The common shares acquired represent approximately 3.2% of the outstanding common shares of Osisko before giving effect to the exercise of the warrants and approximately 4.8% of the outstanding shares of Osisko after giving effect to the exercise of the warrants acquired by Goldcorp (but before the exercise of any other warrants or convertible securities of Osisko).

C.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

Immediately following the transaction, Goldcorp owns 33,842,500 common shares representing approximately 12.9% of Osisko’s common shares and 4,271,500 common share purchase warrants of Osisko.

D.	The designation and number of principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:
(i)	the offeror, either alone or together with any joint actors, has ownership and control:
Goldcorp has ownership and control over all of the securities referred to in paragraph (c).

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:
Not applicable.
(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:
Not applicable.

E.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

Toronto Stock Exchange.

F.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Goldcorp has acquired the common shares and warrants of Osisko for investment purposes. Goldcorp has no present intention to increase its holdings in Osisko although it will evaluate the investment in Osisko and whether to increase or decrease its shareholdings in response to market conditions, the business and prospects of Osisko and other factors.

G.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Goldcorp has agreed with the sellers of 6,897,000 Osisko common shares (the “Purchased Shares”) and 4,271,500 Osisko common share purchase warrants (the “Purchased Warrants”) that, if Goldcorp acquires, directly or indirectly, 66 2/3% of the issued and outstanding common shares of Osisko (on a fully-diluted basis) by way of take-over bid, merger, amalgamation or plan of arrangement within 18 months of the Transaction, Goldcorp will pay the sellers, in cash, the aggregate of (i) for each Purchased Share, the difference between the final purchase price per share and the transaction price of $7.00 per Purchased Share and (ii) for each Purchased Warrant, the difference between the final purchase price per share and $7.20. Further, if a third party acquires 66 2/3% of the issued and outstanding common shares of Osisko (on a fully-diluted basis) by way of take-over bid, merger, amalgamation or plan of arrangement within 18 months of this transaction and the Osisko shares purchased by Goldcorp are acquired by such third party, Goldcorp will pay the sellers the aggregate of (i) for each Purchased Share, the difference between the final selling price per share and the transaction price of $7.00 per Purchased Share and (ii) for each Purchased Warrant, the difference between the final selling price per share and $7.20. These payments shall be made by Goldcorp in cash, provided that if Goldcorp receives securities or other property in exchange for all or a portion of its Osisko shares or warrants, Goldcorp may elect to make this payment in securities or other property in the proportion in which it receives such consideration from the third party and if Goldcorp

H.	The names of any joint actors in connection with the disclosure required by this Form:

Not applicable.

I.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Not applicable.

J.	If applicable, a description of any change in any material fact set out in a previous report by the offeror under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.
Dated this 10th day of August, 2009.

GOLDCORP INC.
By:	/s/ Anna Tudela
Vice President, Regulatory Affairs and Corporate Secretary